ROBERTS REALTY INVESTORS, INC.
450 Northridge Parkway, Suite 302
Atlanta, Georgia 30350

September 25, 2006

Via Edgar and Via Facsimile to (202) 772-9210
Mr. Daniel Gordon
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
100 “F” Street, NE
Washington, D.C. 20549

Re:	Roberts Realty Investors, Inc.
Annual Report on Form 10-K
Filed March 22, 2006
File No. 001-13183

Dear Mr. Gordon:

        On behalf of Roberts Realty Investors, Inc., this letter responds to the comment letter dated August 10, 2006 regarding the annual report referenced above. To be consistent with the style used in that filing, I use the terms “we” and “our” in this letter to refer to Roberts Realty Investors, Inc. rather than to myself as an individual.

        Our response to your numbered comments are as follows:

1.	We have read your response to comment 2. Please further provide us with a more detailed analysis of the aggregation of your reporting segments (apartment communities versus retail centers) based on each of the requirements set forth in paragraph 17 of SFAS 131. On page 41 of your filing, you disclose that the revenues and income from operations you will receive from the retail centers will be substantially less than the revenues and income from operations you would have received from the residential communities if you had not sold them. This suggests that the future prospects may differ between your residential properties and retail properties. Please specifically address the long-term average gross margins of the retail properties compared to the residential properties in your response.

Mr. Daniel Gordon
September 25, 2006

        Response:

In the section entitled “Anticipated Effects of Sale of Seven Apartment Communities on our Future Results of Operations” beginning on page 41 of our Form 10-K, we did not intend to distinguish between the future prospects of our residential and retail properties nor did we intend to make any distinction between long-term average gross margins. Instead, the section describes a material trend in our future operating results – that we have sold a substantial percentage of our income-producing properties, we used the bulk of those proceeds to acquire land for development that will not produce income in the immediate future, and the revenue and income from the three small retail centers we purchased with a small part of the asset sale proceeds would not be sufficient to offset the substantial decrease in revenue and income resulting from the asset sales. Our acquisition of the retail centers was minor when compared to our acquisition of undeveloped land, which produces no revenue or cash flow until we develop it.

As we stated in our initial response to you dated July 31, 2006, we do not have internal management groups devoted separately to our apartment communities and retail centers, nor do we create internal reports for either management or the Board of Directors that separately summarize the financial performance of the apartment communities versus the retail centers. Equally important, our “chief operating decision-maker” (as defined in SFAS 131), Mr. Charles S. Roberts, does not prepare or have prepared for him any separate aggregate reporting other than the consolidated financial information as contained in our basic financial statements. We follow this procedure because any separate financial reporting on the retail centers would be incidental to our primary objective of developing and managing our residential apartment communities for maximum revenue and cash flow.

We acquired the three small retail centers in late 2005 largely as a place to allocate a portion of the Section 1031 tax-free exchange money from the sale of our Ballantyne Place apartment community in May 2005. We do not intend for the retail centers to be a long-term holding nor do we intend for them to be a substantial or growing part of our company. Our long-term focus continues to be on residential apartment communities. We believe that segregating our retail centers as a separate segment would overstate the importance of those centers to our current and future business plans and would require us to incur additional professional fees that would exacerbate our immediate cash follow situation without providing any meaningful benefit to investors. We respectfully request that in light of these circumstances, the Staff not require us to restate our financial statements and amend the Form 10-K to segregate our retail centers as a separate segment even if you continue to disagree with our technical conclusion that such segregation is required.

Mr. Daniel Gordon
September 25, 2006

        Please call me at (770) 394-6000, extension 300, if I can answer any questions regarding this letter.

Sincerely,

/s/ Charles R. Elliott
Charles R. Elliott
Chief Financial Officer

Cc:	Jessica Barberich, SEC Staff Accountant
Wesley P. Hudson, Reznick Group, P.C.
Charles D. Vaughn, Nelson Mullins Riley & Scarborough LLP